Lightspeed Commerce Highlights Integrated Business Model and Compelling Growth Opportunities at Inaugural Capital Markets Day

Montreal, QC, November 24, 2021 - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, held its inaugural Capital Markets Day on November 23rd, to provide an update on the Company’s products, markets and vision for the future.

“Coming off our recent second quarter results, marked by strong organic growth, expansion of our Lightspeed Payments platform and successful ongoing integration efforts, Lightspeed continues empowering independent businesses through commerce and advancing our track record of innovative cloud solutions,” said Dax Dasilva, Founder and CEO of Lightspeed. “Lightspeed is quickly becoming the one-stop commerce platform for independent merchants in over 100 countries. I’m excited to build upon our history of transformative innovation at an accelerated pace in 2022 as we bring our Retail, Hospitality, Golf and Financial Services businesses to even more customers around the world.”

Yesterday’s event, hosted at the New York Stock Exchange, featured the following highlights of Lightspeed’s business and vision for future expansion:

•Introducing the New Flagship Lightspeed Restaurant Solution: By integrating the core Lightspeed Restaurant solution with features from its recent acquisitions, including private blockchain technology, best-in-class analytics and ingredient management, the business is positioned to drive significant value for restaurant owners with the global rollout of its new flagship.

•Streamlining the Supply Chain with Lightspeed Supplier Network: Lightspeed will give retailers direct access to suppliers, providing on-demand and endless inventory, and creating sell-through data visibility and better control of distribution for the benefit of suppliers.

•Delivering significantly upgraded omnichannel capabilities in the one-stop Lightspeed Retail platform: Lightspeed now offers a full range of omnichannel and “headless” commerce experiences enabling merchants to sell in-store and via online, social and marketplace channels.

•Building out financial services and data services across the ecosystem: With momentum from Lightspeed Payments rollouts in EMEA and APAC and a growing Lightspeed Capital product, Lightspeed plans to continue to expand its financial services and data services offerings across the ecosystem.

Lightspeed President JP Chauvet said, “Leveraging our strong customer footprint, Lightspeed has an enviable runway of growth ahead in a large and evolving market. Our differentiated cloud commerce system uniquely positions Lightspeed to continue driving merchant value. As we look to become the world’s leading omnichannel platform in our target verticals, we believe we can redefine commerce by uniting merchant, supplier and consumer services.”

For photo assets from Capital Markets Day as well as product images, please communicate with media contacts below.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com

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Investor Contact:
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

Media Contacts:

USA:
Jennifer Fugel
Newsmaker Group
jfugel@newsmakergroup.com

Canada:
Victoria Baker
NKPR
victoriab@nkpr.net

Cydoney Curran
NKPR
cydoney@nkpr.net

Lightspeed Media Relations
media@lightspeedhq.com